Material Fact June | 2026

Issuance of Subscription Warrants – Series 4

São Paulo, June 30, 2026 – Azul S.A. (B3: AZUL3; NYSE American: AZUL) (“Azul” or “Company”), in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission No. 44, of August 23, 2021, of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporations Law ”), and in furtherance to the material fact disclosed on May 21, 2026, the Company informs its shareholders and the market in general that, on the date hereof, the Company’s Board of Directors ratified the final number of warrants to subscribe for common shares of the Company (“Subscription Warrants – Series 4”), the issuance of which was previously approved by the Company’s Board of Directors on May 21, 2026 (“Issuance Board Approval”).

As approved by the Company’s Board of Directors, after verifying the result of the exercise of preemptive rights by the Company’s eligible shareholders, pursuant to article 171, paragraph 3, of the Brazilian Corporations Law and also taking into account the limitations and rules set forth in the Issuance Board Approval, 6,904,589 Subscription Warrants – Series 4 will be issued.

As a result, the Subscription Warrants – Series 4 (B3: AZUL19) will begin to be traded as of July 2, 2026. Pursuant to the Issuance Board Approval, the Subscription Warrants – Series 4 may be exercised until June 30, 2027.

About Azul
Azul S.A. (B3: AZUL3; NYSE American: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact
Investor Relations                     Press Relations
Tel: +55 11 4831 2880                  Tel: +55 11 98196-1035
invest@voeazul.com.br imprensa@voeazul.com.br

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